Columbus Funds, Inc.
                              227 Washington Street
                               Columbus, IN 47202





                                Decebmer 1, 2004


VIA EDGAR

Ms. Patricia P. Williams Securities and Exchange Commission Judiciary Plaza 450 Fifth Street, N.W.
Washington, DC 20549

            Re: Columbus Funds, Inc.
                Request to Withdraw Registration Statement on Form N-1A (REGISTRATION NO. 333-120835) ORIGINALLY FILED NOVEMBER 30, 2004

Ladies and Gentlemen:

         Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the "Act"), Columbus Funds, Inc. (the "Registrant") hereby respectfully applies to the Securities and Exchange Commission (the "Commission") for consent to the withdrawal of the above-referenced registration statement on Form N-1A (the "Registration Statement"), with such withdrawal to be effective as of the date hereof or at the earliest practical date thereafter, on grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Act.

         The Registration Statement was inadvertently filed by the financial printer as a Form type N-1A filing instead of as a first Post-Effective Amendment to SEC File Number 333-110280 pursuant to Rule 485(a) of the Act. As the filing was made inadvertently on Form N-1A, the Registrant did not offer or sell any shares under the Registration Statement.

                                                     Sincerely,

                                                     COLUMBUS FUNDS, INC.

                                                     By: /s/ David B. McKinney
                                                     ---------------------------
                                                     Name:    David B. McKinney
                                                     Title:   Treasurer


cc:      Nabil Sabki, Kirkland & Ellis LLP


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